SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



                            AXP Partners Series, Inc.
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Minneapolis and the state of Minnesota on the 10th day of May, 2001.



                            Signature  AXP Partners Series, Inc.
                                       -------------------------
                                            (Name of Registrant)


                            By   /s/ Leslie L. Ogg
                                     -------------
                                     Leslie L. Ogg
                                     Vice President, General Counsel and
                                     Secretary


Attest:  /s/ Diane R. Kepp
             -------------
             Diane R. Kepp
                    (Name)


         Assistant Secretary
                  (Title)